(d)(1)(vi)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2015

Voya Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the investment sub-advisory agreement dated December 14, 2000, as amended, between Directed Services LLC and T. Rowe Price Associates, Inc. (“T. Rowe Price”) (the “Sub-Advisory Agreement”), the sub-advisory fee for VY® T. Rowe Price Growth Equity Portfolio (the “Portfolio”) was reduced on May 1, 2007.  On May 1, 2014, T. Rowe Price executed an amended and restated Sub-Advisory Agreement.  On November 18, 2014, T. Rowe Price executed a new Sub-Advisory Agreement.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2015 through May 1, 2016.  The Reduction shall be calculated as follows:

Reduction = 50% x (the savings to Directed Services LLC from the May 1, 2007 expense reduction)

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Directors of the Registrant.

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

		By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Agreed and Accepted:
Voya Partners, Inc.
(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President